

July 28, 2014

Via E-mail
James M. Harrison
Chief Executive Officer and President
Party City Holdco Inc.
80 Grasslands Road
Elmsford, NY 10523

> **Re:** **Party City Holdco Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 18, 2014**
> **File No. 333-193466**

Dear Mr. Harrison:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 44

1. We note that you plan to present a pro forma statement of operations for the twelve months ended March 31, 2014. With reference to Article 11 of Regulation S-X, please tell us why you believe it is appropriate to present a pro forma statement of operations for this period. If you believe there were unusual events in the results for the year ended December 31, 2013 please tell us and disclose that those events are.

2. We note your response to comment 2 from our letter dated April 10, 2014 that to the extent fiscal year 2013 is the last full fiscal year included in the registration statement upon the effectiveness of the registration statement, the company will disclose pro forma per share information giving effect to the number of shares whose proceeds would have been necessary to make the company's August 2013 dividend payment, to the extent such dividend exceeded earnings for the previous twelve months. We further note your addition of the disclosure on page 44 that the number of weighted average shares

outstanding that were used in calculating pro forma net income per share for the year ended December 31, 2013, the twelve months ended March 31, 2014 and the three months ended March 31, 2014 was increased by the amount that the $338.0 million dividend that was paid by the company during August 2013 exceeded the company's net income during the year ended December 31, 2013. The pro forma earnings per share data giving effect to the number of shares whose proceeds would be necessary to pay the dividend in excess of earnings for the previous twelve months, should be presented in addition to pro forma EPS in the Article 11 financial statements. Please confirm that if the fiscal year 2013 is the last full fiscal year included in the registration statement upon effectiveness that you will present an Article 11 pro forma EPS and a pro forma EPS in compliance with SAB Topic 1B3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars, Staff Accountant, at 202.551.3348 or Jennifer Thompson, Accounting Branch Chief, at 202.551.3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Dieter King, Legal Branch Chief, at 202.551.3338, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara Ransom
Assistant Director

cc: Julie H. Jones